Exhibit 99.1

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of [●], 2026, by and between Zhibao Technology Inc., a company incorporated and existing under the laws of the Cayman Islands (the “Company”) and [●], a [●] national (the “Executive”).

RECITALS

WHEREAS, the Company desires to employ the Executive as [title] of the Company and to assure itself of the services of the Executive during the term of Employment (as defined below) and under the terms and conditions of the Agreement;

WHEREAS, the Executive desires to be employed by the Company during the term of Employment and under the terms and conditions of the Agreement;

WHEREAS, the Board of Director the Company approved the appointment of the Executive as [title] of the Company, effective as of August [.], 2026;

WHEREAS, the Company, at its discretion, may have caused or will cause, one of its subsidiaries to enter into an employment agreement between the Executive and such subsidiary to govern such terms and conditions of employment between the Executive and such subsidiary (the “Operative Employment Agreement”), and this Agreement shall not supersede or replace such Operative Employment Agreement;

1.	EMPLOYMENT

The Company hereby agrees to employ the Executive and the Executive hereby accepts such employment, on the terms and conditions hereinafter set forth (the “Employment”).

2.	TERM

Subject to the terms and conditions of the Agreement, the initial term of the Employment shall be ______ months, commencing on August [.], 2028 (the “Effective Date”) (the “Initial Term”), unless terminated earlier pursuant to the terms of the Agreement. Upon expiration of the Initial Term of the Employment, the Employment shall be automatically extended for successive periods of twelve (12) months each (each, an “Extension Period”) unless either party shall have given thirty (30) days advance written notice to the other party, in the manner set forth in Section 7 below, prior to the end of the Extension Period in question, that the term of this Agreement that is in effect at the time such written notice is given is not to be extended or further extended, as the case may be (the period during which this Agreement is effective being referred to hereafter as the “Term”).

3.	POSITION AND DUTIES

(a)	During the Term, the Executive shall serve as the [title] of the Company or in such other position or positions with a level of duties and responsibilities consistent with the foregoing with the Company and/or its subsidiaries and affiliated entities as the board of directors of the Company (the “Board”) may specify from time to time and shall have the duties, responsibilities and obligations customarily assigned to individuals serving in the position or positions in which the Executive serves hereunder and as assigned by the Board.

(b)	The Executive agrees to serve without additional compensation, if elected or appointed thereto, as a director of the Company or any subsidiaries or affiliated entities of the Company (collectively, the “Group”) and as a member of any committees of the board of directors of any such entity, provided that the Executive is indemnified for serving in any and all such capacities on a basis no less favorable than is currently provided to any other director of any member of the Group.

4.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of the Agreement by the Executive and the performance by the Executive of the duties of [title] hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or by which the Executive is otherwise bound, except that the Executive does not make any representation with respect to the Operative Employment Agreement, if any, or other agreements required to be entered into by and between the Executive and any member of the Group pursuant to the applicable law of the jurisdiction in which the Executive is based, if any; (ii) that the Executive is not in possession of any information (including, without limitation, confidential information and trade secrets) the knowledge of which would prevent the Executive from freely entering into the Agreement and carrying out his/her duties hereunder; and (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement with any person or entity other than any member of the Group.

5.	LOCATION

The Executive will be mainly based in [Hong Kong], or any other location selected by the Executive at his/her convenience of work during the Term.

6.	COMPENSATION AND BENEFITS

(a)	Cash Compensation. Unless otherwise specified in the Operative Employment Agreement, if any, or any other agreement between the Company or any of its subsidiaries on one hand and the Executive on the other hand, as compensation for the performance by the Executive of his/her obligations hereunder, the Company shall pay the Executive cash compensation of [●] per month, which may be paid by one of the subsidiaries of the Company.

(b)	Equity Incentives. During the Term, the Executive shall be eligible to participate, at a level comparable to similarly situated other executives of the Company, in such long-term compensation arrangements as may be authorized from time to time by the Board, including any share incentive plan, subject to the terms and provisions of such plan and the execution of the award agreement and other related agreements between the Company and the Executive.

(c)	Benefits. During the Term, the Executive shall be entitled to participate in all of the employee benefit plans and arrangements made available by the Company to its similarly situated executives, including, but not limited to, any retirement plan, medical insurance plan and travel/holiday policy, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. The Company shall reimburse all business related expenses including, but not limited to meals, hotel, and transportation. The Company shall maintain directors and officers liability insurance covering the Executive.

(d)	The Executive’s salary, remuneration and benefits shall be reviewed by the Board of Directors (or its designated committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time.

7.	TERMINATION OF THE AGREEMENT

The Employment may be terminated as follows:

(a)	Either party may terminate this Agreement by giving thirty (30) days advance written notice to the other party.

(b)	Good Reason. Except as required by applicable law or regulations and/or otherwise provided under the Operative Employment Agreement, if any, the Executive may terminate his/her employment hereunder for “Good Reason” upon the occurrence, without the written consent of the Company, of an event constituting a material breach of this Agreement by the Company that has not been fully cured within ten (10) business days after written notice thereof has been given by the Executive to the Company setting forth in sufficient detail the conduct or activities the Executive believes constitute grounds for Good Reason, including but not limited to:

(i) the failure by the Company or its subsidiaries to pay to the Executive any portion of the Executive’s current compensation or to pay to the Executive any portion of an instalment of deferred compensation under any deferred compensation program of the Company, within five (5) business days of the date such compensation is due; or

(ii) any material breach by the Company of this Agreement and any other agreement with any entity of the Group.

(c)	Notice of Termination. Any termination of the Executive’s employment under the Agreement shall be communicated by written notice of termination (“Notice of Termination”) from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of the Agreement relied upon in effecting the termination.

(d)	Effect on the Operative Employment Agreement. Any termination of the Executive’s Employment under this Agreement shall have no effect on the terms and conditions of the Operative Employment Agreement, if any, unless otherwise provided in such Operative Employment Agreement.

(e)	Compensation upon Termination.

(1)	Death. If the Executive’s employment is terminated by reason of the Executive’s death, the Company shall have no further obligations to the Executive under this Agreement and the Executive’s benefits shall be determined under the Company’s retirement, insurance and other benefit and compensation plans or programs then in effect in accordance with the terms of such plans and programs.

(2)	By Company without Cause or by the Executive for Good Reason. If the Executive’s employment is terminated by the Company other than for Cause (as defined below) or by the Executive for Good Reason, except as required by applicable law or regulations, the Company shall (i) continue to pay and otherwise provide to the Executive, during any notice period, all compensation, base salary and previously earned but unpaid incentive compensation, if any, and shall continue to allow the Executive to participate in any benefit plans in accordance with the terms of such plans during such notice period; and (ii) pay to the Executive, in lieu of benefits under any severance plan or policy of the Company, any such amount as may be agreed between the Company and the Executive.

(3)	By Company for Cause or by the Executive other than for Good Reason. If the Executive’s employment is be terminated by the Company for Cause or by the Executive other than for Good Reason, except as required by applicable law or regulations, the Company shall pay the Executive his/her base salary at the rate in effect at the time Notice of Termination is given through the Date of Termination, and the Company shall have no additional obligations to the Executive under this Agreement.

For the avoidance of doubt, unless otherwise provided under the Operative Employment Agreement, if any, the following conditions each shall constitute “Cause” and shall apply in evaluating a termination of the Executive’s employment under this Agreement:

(i)	Commission of any act of fraud or dishonesty, conviction of a criminal offense, willful disobedience of a lawful order, or receipt of bribery;

(ii)	Commission of any gross negligence by the Executive in the course of his/her employment hereunder that has a material adverse effect on the business or financial condition of the Company and/or its subsidiaries and affiliated entities;

(iii)	Wilful material misrepresentation at any time by the Executive to the Board;

(iv)	The wilful failure or refusal to comply with any of the Executive’s material obligations hereunder or to comply with a reasonable and lawful instruction of the Board, which failure to comply with such instruction continues for a period of ten (10) days after the Executive’s receipt of written notice from the Board identifying in reasonable detail the objectionable action or inaction; or

(v)	Engagement by the Executive in any misconduct or the commission by the Executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the Board.

8.	CONFIDENTIALITY AND NONDISCLOSURE

(a)	Confidentiality and Non-Disclosure.

The Executive acknowledges and agrees that: (A) the Executive holds a position of trust and confidence with the Company and that his/her employment by the Company will require that the Executive have access to and knowledge of valuable and sensitive information, material, and devices relating to the Company and/or its business, activities, products, services, customers and vendors, including, but not limited to, the following, regardless of the form in which the same is accessed, maintained or stored: the identity of the Company’s actual and prospective customers and, as applicable, their representatives; prior, current or future research or development activities of the Company; the products and services provided or offered by the Company to customers or potential customers and the manner in which such services are performed or to be performed; the product and/or service needs of actual or prospective customers; pricing and cost information; information concerning the development, engineering, design, specifications, acquisition or disposition of products and/or services of the Company; research, techniques, know-how, and data; programs, software and source codes; personnel information; vendor information; agreements; marketing plans and techniques, strategies, forecasts, and other trade secrets (collectively, the “Confidential Information”); and (B) the direct and indirect disclosure of any such Confidential Information would place the Company at a competitive disadvantage and would do damage, monetary or otherwise, to the Company’s business.

(b)	Third Party Information in the Company’s Possession. The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owes the Company and such third parties, during the Term and thereafter, a duty to hold all such confidential or proprietary information in strict confidence and not to disclose such information to any person or firm, or otherwise use such information, in a manner inconsistent with the limited purposes permitted by the Company’s agreement with such third party.

9.	NON-COMPETITION AND NON-SOLICITATION

(a)	Non-Competition. In consideration of the compensation provided to the Executive by the Company hereunder, the adequacy of which is hereby acknowledged by the parties hereto, subject to the terms of the Operative Employment Agreement, if any, the Executive agrees that during the Term and for a period of twelve (12) months following the termination of the Employment for whatever reason, the Executive shall not engage in Competition (as defined below) with the Group. For purposes of this Agreement, unless otherwise provided under the Operative Employment Agreement, if any, “Competition” by the Executive shall mean the Executive’s engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the Executive’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with the Group in the business of the Group; provided, however, it shall not be a violation for the Executive to become the registered or beneficial owner of up to five percent (5%) of any class of the capital stock of a publicly traded corporation in Competition with the Group, provided that the Executive does not otherwise participate in the business of such corporation.

(b)	Non-Solicitation; Non-Interference. During the Term and for a period of twelve (12) months following the termination of the Executive’s employment for any reason, subject to the terms of the Operative Employment Agreement, if any, the Executive agrees that he/she will not, directly or indirectly, for the Executive’s benefit or for the benefit of any other person or entity, do any of the following:

(1)	solicit or seek to solicit from any customer doing business with the Group during the Term business of the same or of a similar nature to the business of the Group;

(2)	solicit or seek to solicit from any known potential customer of the Group business of the same or of a similar nature to that which, whether or not has been the subject of a known written or oral bid, offer or proposal by the Group, or of substantial preparation with a view to making such a bid, proposal or offer;

(3)	solicit or seek to solicit the employment or services of, or hire or engage, any person who is employed or engaged by the Group; or

(4)	otherwise interfere with the business or accounts of the Group, including, but not limited to, with respect to any relationship or agreement between the Group and any customer, vendor or supplier.

10.	Clawback

Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based or other compensation paid to you under this Agreement or any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation, stock exchange listing requirement or policy established by the Company (whether in existence as of the date hereof or later adopted) will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement and policy. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with any applicable law or regulation.

11.	ENTIRE AGREEMENT

The Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter, in each case other than concerning any Operative Employment Agreement. The Executive acknowledges that he/she has not entered into the Agreement in reliance upon any representation, warranty or undertaking which is not set forth in the Agreement. For the avoidance of doubt, in case of any conflict between this Agreement and any Operative Employment Agreement as to the terms and conditions of such Operative Employment Agreement, the Operative Employment Agreement shall prevail.

12.	GOVERNING LAW

The Agreement shall be governed by and construed in accordance with Hong Kong Employment Ordinance.

13.	COUNTERPARTS

The Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. The Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

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IN WITNESS WHEREOF, the Agreement has been executed as of the date first written above.

COMPANY:

Zhibao Technology Inc.
a Cayman Islands company

By:
Title:

EXECUTIVE:

Name: